Groundfloor Finance Inc.

OFFICES	MAILING ADDRESS
75 Fifth Street, NW, Suite 214	3355 Lenox Rd., Suite 750
Atlanta, GA 30308	Atlanta, GA 30326

August 28, 2015

VIA EDGAR

Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.
Offering Statement on Form 1-A
Filed March 23, 2015
File No. 024-10440

Dear Ms. Barros:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Groundfloor Finance Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on August 31, 2015, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.

cc:	Securities and Exchange Commission

Erin Martin

Kim McManus

Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Merrill M. Mason

Jason L. Martinez

Benji T. Jones